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April 6, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
Officer of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rovi Corporation
Preliminary Proxy Statement on Schedule 14A filed by Engaged
Capital Master Feeder I, LP, et al.
Filed March 25, 2015
File No. 000-53413

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 2, 2015 (the “Staff Letter”) with regard to the above-referenced matter filed on March 25, 2015 (the “Proxy Statement”).  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General

1.	Disclosure throughout refers to three nominees. Please reconcile this with the inclusion of the names and biographical information of four nominees.

Engaged Capital acknowledges the Staff’s comment and confirms that it intends to solicit proxies for the election of only three nominees at the Annual Meeting.  Accordingly, the names and biographical information of only three nominees will be disclosed in its definitive proxy statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 6, 2015

2.
Disclosure indicates that the members of Engaged Capital and the Nominees collectively own 549,900 shares of common stock of Rovi Corporation. Please revise to disclose the percentage of outstanding shares that such number represents as of the most recent practicable date and to clarify the record and beneficial owner of such shares.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement to disclose the percentage of outstanding shares Engaged Capital beneficially owns. See the Cover Letter and page 1 of the Proxy Statement. The number of shares beneficially owned by each of the Nominees is as set forth under “Proposal No. 1.” The beneficial ownership of each of the other Participants is as set forth under the section “Additional Participant Information.”  Engaged Capital has revised the Proxy Statement to clarify the number of shares of Common Stock owned by it in record name.  See the Cover Letter and page 1 of the Proxy Statement.

3.
Given that 549,900 shares would appear to represent approximately 0.61% of the 90,531,529 shares outstanding on March 16, 2015, please advise us how you determined that such ownership percentage or other factors not currently disclosed led you to conclude that members of Engaged Capital are “significant” stockholders of Rovi Corporation.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement to delete the word “significant.” See page 1 of the Proxy Statement.

4.
On page 7, disclosure refers to the “troubling misalignment of interests between the directors and Rovi’s stockholders” due to members of the current board collectively owning approximately 0.2% of the outstanding stock of the company. Given that members of Engaged Capital and the Nominees collectively own 549,900 shares of common stock of Rovi Corporation, or 0.61% of the outstanding shares on March 16, 2015, provide us with support for the statement in the letter to stockholders that “[o]ur interests are fully aligned with the interests of all Rovi stockholders.”

Engaged Capital acknowledges the Staff’s comment and provides the following supplemental response.

Engaged Capital has purchased all shares it beneficially owns in the open market based on its belief that they represent a good investment opportunity.  Like all other Rovi non-insider stockholders, Engaged Capital will achieve a positive return on its investment upon the appreciation in value of the Company’s stock.  Engaged Capital has no other interest but to seek to increase the value of the Company, an interest shared by, and fully aligned with, the interests of all other non-insider shareholders of the Company.

In contrast, the aggregate ownership of all the members of the Board, which is less than a third of Engaged Capital’s position (and less than a sixth if the CEO’s ownership is excluded), is overwhelmingly attributable to award grants rather than open market purchases. In fact, the members of the Board have collectively purchased only 15,000 shares; yet, they have sold 1,117,357 shares. The directors have benefited and have an interest in continuing to benefit from director fees and award grants for their continued service. This is an interest not shared by, and under certain circumstances potentially in conflict with, the interests of non-insider shareholders.

April 6, 2015

5.
Disclosure throughout the proxy statement indicates that you believe the board of directors must be reconstituted to ensure that the directors take the “necessary steps” for the company’s stockholders to realize the maximum value of their investment. Please revise to describe the necessary steps referenced.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement to describe the steps it views as necessary. See the Cover Letter and page 5 of the Proxy Statement.

Background to the Solicitation, page 1

6.
We note the following disclosure: “The Chief Executive Officer indicated he was impressed with Mr. Lockwood and that he intended to recommend Mr. Lockwood be included in the Company’s nominee evaluation process.” Please provide support for this assertion as to indications made by the Chief Executive Officer with regard to his support for your nominee.

Engaged Capital acknowledges the Staff’s comment and offers the following supplemental response.  The referenced comment was made by Thomas Carson, Rovi’s Chief Executive Officer, in a telephone conversation between Mr. Carson and Mr. Welling on October 8, 2014.  The statement is based on Mr. Welling’s first-hand knowledge of the contents of the conversation he had.  To Engaged Capital’s best knowledge, no recording of the conversation exists to definitively prove what was said.  Notably, the Company has inappropriately omitted to provide full disclosure of this conversation in its proxy statement by failing to mention Mr. Carson’s statement.

7.
Disclosure indicates that, on March 9, 2015, the Chairman informed Mr. Welling that the company intended to exclude all of Engaged Capital’s nominees. Please disclose whether Engaged Capital agreed to include its nominees in the board’s standard search process.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement to provide clarification as to its Nominees’ participation in the Board’s search process.  See page 4 of the Proxy Statement.

Further, Engaged Capital offers the following supplemental response. When Engaged Capital initially began discussions with the Board regarding the Annual Meeting and the need for new directors on the Board, Engaged Capital not only offered to be fully involved in the Board’s standard director search process, but introduced numerous prospective directors to Mr. Carson.  It was not until three to four months with no noticeable progress in the Board’s search process and after the Board offered to include only one of Engaged Capital’s Nominees in the Board’s search process that Engaged Capital began doubting how seriously its candidates are considered and determined to withdraw the Nominees from the Board’s search process. In fact, as disclosed in the Proxy Statement, on February 16, 2015, Mr. Welling told Rovi’s Chairman, Andrew Ludwick, that he would be happy to make Engaged Capital’s Nominee, Raghavendra Rau, available for interview once the Company put forth a settlement proposal to show the Board is working in good faith with Engaged Capital towards a constructive resolution. Mr. Ludwick refused.

April 6, 2015

We Believe That Significant Improvement to Rovi’s Board Is Needed Now, page 5

8.	Please specify the “reactive changes” to which you refer in the second paragraph of this section.

Engaged Capital acknowledges the Staff’s comment and has disclosed the Board’s unilateral appointment of N. Steven Lukas as such a reactionary change. See page 5 of the Proxy Statement.

We are Concerned Rovi’s Board is Stale and Lacks Sufficient Stock Ownership, page 6

9.
Disclosure on page 7 indicates that members of the board directly own approximately 0.2% of the outstanding shares of the company and the “Board’s collective lack of a substantial ownership interest in shares of Rovi has affected the Board’s ability to properly evaluate and address the serious challenges facing the Company.” Please revise to briefly discuss how the nominees will properly evaluate and address the serious challenges facing the company since none of the nominees directly owns any shares of the company.

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.  See pages 7 and 11 of the Proxy Statement.

Proposal No. 1 Election of Directors, page 9

10.
Disclosure indicates that, if any nominee is unable to serve or for good cause will not serve, the shares represented by the white proxy card will be voted for substitute nominees. Please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Engaged Capital acknowledges the Staff’s comment and hereby confirms that should it lawfully identify or nominate substitute nominees before the Annual Meeting, Engaged Capital will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

April 6, 2015

Votes Required for Approval, page 16

11.
Disclosure in this section indicates that shares having broker non-votes with respect to any proposals will be counted as present for the purpose of establishing a quorum, but broker non-votes with respect to Proposals 2 and 3 will have no effect on the outcome of those proposals. Given that the voting standard for Proposals 2 and 3 is a majority of shares present in person or represented by proxy at the meeting, please advise us why broker non-votes will have no effect on the outcome of these proposals.

Engaged Capital acknowledges the Staff’s comment and refers the Staff to page 5 of the revised preliminary proxy statement filed by the Company on April 3, 2015, wherein the Company discloses the following with respect to each of Proposals 2 and 3, “Abstentions will have the same effect as if you voted against the proposal, and broker non-votes will not have any effect on the outcome of this proposal.”

In its disclosure, Engaged Capital has provided that “[t]he Company has indicated that broker non-votes will have no effect” on either proposal.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Glenn W. Welling, Engaged Capital, LLC
Aneliya S. Crawford, Olshan Frome Wolosky LLP

April 6, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the soliciting materials on Schedule 14A filed by the undersigned on March 25, 2015 (the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

April 6, 2015

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
GLENN W. WELLING Individually and as attorney-in-fact for David Lockwood, Raghavendra Rau and Philip A. Vachon